st.george

St.George Bank Limited
ABN 92 055 513 070

Group Secretariat
Level 15
182 George Street
Sydney NSW 2000

Postal Address:
PO Box R221
Royal Exchange NSW 1225

Telephone: 612 9236 1469
Facsimile: 612 9236 1899
Email: bowanm@stgeorge.com.au

23 December 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Mr. Michael Coco

Dear Sir

St.George Bank Limited: 12g3-2(b) Information - File No.82-3809

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that St.George Bank Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") or the Australian Securities and Investments Commission (the "ASIC") since May 16, 2002, the date of the Company's application for reinstatement of the exemption from Rule 12g3-2(b) of the Exchange Act:

- Chairman's Address to Annual General Meeting
- Managing Director's Presentation to Annual General Meeting
- Annual General Meeting – Resolutions Passed

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at 612 9236 1278.

Yours sincerely

Michael Bowan
Secretary

dlw 1/20

FILE NO. 82-3809

04 JAN -6 7:21

1

ST.GEORGE BANK

Annual General Meeting

19 December 2003

Gail Kelly
Managing Director

st.george

2

- **2003 RESULT HIGHLIGHTS**
- **STRATEGY OVERVIEW**

WE HAVE DELIVERED A QUALITY RESULT

- Strong revenue growth
- Costs well managed
- Robust interest margin
- Superior credit quality maintained
- Effective implementation of strategy

PROFIT RESULT

	Sep 2003	Sep 2002	% Change
Profit Before Sig. Items	$606m	$505m	20
Profit After Sig. Items	$606m	$369m	64
Earnings per Share*	142.2¢	124.7¢	14
Return on Equity*	20.3%	19.5%	
Expense to Income*	49.6%	52.4%	
Dividend	95 cents	80 cents	19

*Calculated before significant items and goodwill amortisation

SUSTAINED FINANCIAL PERFORMANCE

5



$m
NPAT^
606
610
410
210
Sep-99
Sep-00
Sep-01
Sep-02
Sep-03
cents
EPS*
142.2
150
110
70
Sep-99
Sep-00
Sep-01
Sep-02
Sep-03
%
ROE*
20.3
22
18
14
10
Sep-99
Sep-00
Sep-01
Sep-02
Sep-03
%
Expense/Income Ratio*
49.6
64
56
48
40
Sep-99
Sep-00
Sep-01
Sep-02
Sep-03

^Before significant items
*Calculated before significant items and goodwill amortisation

STRONG GROWTH IN ASSETS AND LIABILITIES

6



Total Lending*
Total Retail Deposits
19.8%
13.3%
$bn
60.1
60
50
40
30
Sep-99
Sep-00
Sep-01
Sep-02
Sep-03
$bn
33.6
35
25
15
Sep-99
Sep-00
Sep-01
Sep-02
Sep-03

*On and off balance sheet

BUILDING INCOME

7

Net-Interest Income


8.9%
$bn
1.45
1.5
1.0
0.5
Sep-99
Sep-00
Sep-01
Sep-02
Sep-03

Non-Interest Income


9.1%
$bn
0.91
1.0
0.8
0.6
0.4
Sep-99
Sep-00
Sep-01
Sep-02
Sep-03

ROBUST MANAGED FUNDS GROWTH

8

Total Managed Funds


13.6%
$bn
19.8
24
19
14
9
4
Sep-99
Sep-00
Sep-01
Sep-02
Sep-03

- **SEALCORP funds under administration up 15.6%**
- **Advance funds under management up 14.1%**

Percentages compare Sep-02 year to Sep-03 year

CREDIT QUALITY REMAINS EXCELLENT

9

Non-Accruals/Total Receivables


Average of the 4 Majors
St.George
%
1.0
0.8
0.6
0.4
0.2
0.0
0.54
0.11
Sep-00
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03

- Low risk lending mix
- Independent Group credit function
- Portfolio concentration limits on industries and geographies
- Minimal large exposures
- Conservative general and specific provisioning

TRACK RECORD OF DIVIDEND GROWTH

10

Dividends Sep-00 to Sep-03


CAGR = 20%
cents
55
45
35
25
29
31
34
38
42
45
50
Sep-00
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03

- Seven consecutive increases in dividend payments
- All dividends fully franked
- Dividend Reinvestment Plan continues

DELIVERING ON TARGETS

	TARGET	OUTCOME
EPS Growth 2003	Sep-02: 10% May-03: 11-13% upgrade Aug-03: 13-14% upgrade	14%
EPS Growth 2004/5	Double digit	Reaffirmed
Cost to Income	Sub 50% FY04	Achieved in 1H03
Capital	Tier one 7-7.5%	7.2%
Credit Quality	Maintain positive differential to the majors	Achieved
Customer Satisfaction	Maintain positive differential to the majors	Achieved

STRATEGY OVERVIEW

st.george

- PRIORITIES UPDATE

- CONTINUOUS SERVICE IMPROVEMENT

- YEARS 2004 AND 2005

OUR STRATEGY: SIMPLE, BACK TO BASICS

- Low risk
- Organic growth
- Focused on doing more with existing customers
- Using strengths to drive new growth
- Building sales and service capabilities
- Optimising cost structure
- People are the key

2003 – YEAR OF IMPLEMENTATION

- **Home loans** - Reversed the trend
- **Middle market** - High quality growth
- **Wealth management** - Focused performance
- **Productivity management** - Disciplines established
- **Team** - Stable, high quality and aligned
- **Integrated sales and service** - Program successfully launched
- **Victoria** - Targeted growth strategy underway

HOME LOANS – MEETING THE CHALLENGES

Residential Receivables


18.2%
$bn
8.6%
42.8
50
40
30
20
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03

- **Improving retention**
- **Increased productivity in proprietary channels**
- **Segmented approach to broker channel**
- **Increased focus on Vic, Qld and WA**
- **Product innovation**

HOME LOANS – LOOKING AHEAD

17

- Official interest rates have risen 0.5%
- Further modest tightening expected in 2004
- Housing lending growth expected to moderate to 14-16%

MIDDLE MARKET – CONTINUED SUCCESS

18

- Market leading service model
- Complete product and service offering
- High level of customer loyalty and retention
- Focused around 6 key industries
- Increasing brand awareness

EXCELLENT GROWTH AND CREDIT QUALITY

Total Middle Market Receivables


24.5%
$bn
10.0
9.0
8.0
7.0
6.0
Sep-00
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03

Impaired Assets/ Total Middle Market Receivables


%
0.8
0.6
0.4
0.2
0.0
0.22
Sep-00
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03

MIDDLE MARKET – DEEPENING RELATIONSHIPS

Products per Customer


7.0
5.5
4.0
2.5
5.8
6.4
6.5
2.9
3.2
3.4
Sep-02
Mar-03
Sep-03
□ Total IBB ■ KARM Customers*

Market Share^


%
5.6
5.2
4.8
4.4
4.0
4.2
4.5
4.9
5.2
5.5
Dec-01
Feb-02
Aug-02
Feb-03
Sep-03

*KARM – Key Account Relationship Management
^East and Partners Ltd – Australian Commercial Transaction Banking Markets

WEALTH MANAGEMENT

21

- Clean portfolio
- Delivering strong organic growth
- Solid performance by all businesses
- Leveraging Group's customer base
- Building competitive advantage with clear priorities
  - scale platform (ASGARD)
  - distribution partnerships
  - GOLD customer base

SEALCORP – GROWTH CONTINUES

22

Funds Under Administration



15.6%
$bn
15
12
9
6
14.3
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03

- A complete platform offering
- Leveraging scale
- Growth in Master Trust and Wrap
- Expanded distribution through AMP wrap alliance

VICTORIA - A FOCUS FOR GROWTH

- An alternative to the majors in key customer segments
- Differentiated by customer service delivery
- Initial focus on - Middle market
  - Gold
  - Home loans
- Measured approach to infrastructure build
- General Manager appointed in Feb-03
- Total lending balance growth* 1H03 8%, 2H03 28%
- Applying learnings to Qld and WA

* Annualised

- PRIORITIES UPDATE
- CONTINUOUS SERVICE IMPROVEMENT
- YEARS 2004 AND 2005

CONTINUOUS SERVICE IMPROVEMENT – OUR APPROACH

- Different starting position
- Culture supports continuous service improvement
- Focus on building to last
- Investment in customer facing staff
- Listening to the customer

PEOPLE ARE THE KEY

INVESTING IN THE BUSINESS

- Continuous investment strategy key to sustainable improvement
- Since 2001 significant investments include:
  - -Sales and service
  - -New home loan systems
  - -Business Banking on-line
  - -Data Warehouse
  - -SEALCORP platform
- Investment will continue in 2004 including:
  - -Victorian expansion
  - -Sales and service
  - -Wealth Management

DIFFERENTIATED CUSTOMER SATISFACTION

27



Customer Satisfaction
%
80
75
70
65
60
55
50
73.1
63.2
Jan-01
Mar-01
May-01
Jul-01
Sep-01
Nov-01
Jan-02
Mar-02
May-02
Jul-02
Sep-02
Nov-02
Jan-03
Mar-03
May-03
Jul-03
Sep-03
St.George
Average of the 'Big 4'

Source: Roy Morgan Research, Sep 2003
Base: Respondents with transaction accounts at institution (aged 14+)

REGULAR TRACKING OF SERVICE MEASURES

28

Customer Satisfaction*



%
90
80
70
60
50
40
Apr-99
Aug-99
Nov-99
Mar-00
Jul-00
Oct-00
May-01
Oct-01
Mar-02
Sep-02
Aug-03
Overall satisfaction with St.George
Branch experience satisfaction
Telephone contact satisfaction

Since May 1999...

- **Overall customer satisfaction up 29%, up 4% in 2003**
- **Branch experience satisfaction up 24%, up 2.5% in 2003**
- **Telephone service satisfaction up 23%, up 4% in 2003**

*Jones Donald survey; 11 waves; 130,000+ customers surveyed

ENHANCING OUR CUSTOMER SERVICE

29

- Clear strategy and program of work
- Priority on Group Executive agenda
- Appointment of Group Service Executive
- Leveraging our strong starting position

INTEGRATED SALES & SERVICE

30

- APPROACH
  - Simple and consistent framework
  - Encompassing targets, outcomes, measurements and rewards
  - Supported by training and coaching
  - Putting the customer at the centre
  - Empowering our people
- IMPLEMENTATION
  - Prototype phase April-June '03
  - First phase roll out July-September '03
  - Tailored for all proprietary distribution channels

PEOPLE MAKE THE DIFFERENCE

31

OUR GOAL: Attract and retain quality people

- Relentless focus on people leadership
- Hire for attitude and values
- Create a workplace where our people can do their best work every day

32

- PRIORITIES UPDATE
- CONTINUOUS SERVICE IMPROVEMENT
- YEARS 2004 AND 2005

2004 PROFIT OUTLOOK

33

- Strong underlying momentum
- Steeper yield curve
- 4% pay increase effective 1 October 2003
- Estimated interchange fee impact $20m*
- Continued investment in future growth
- On track for 2004 EPS growth target

* c.$10m credit card and c.$10m Visa debit cards. Impact on 2004 pre-tax earnings for 11 month period

TARGETS – FY2004 AND FY2005

34

EPS Growth 2004	10-11%
EPS Growth 2005	double digit
Cost to Income in 2004	Remain sub 50%
Capital	Tier one 7-7.5%
Credit Quality	Maintain positive differential to the majors
Customer Satisfaction	Maintain positive differential to the majors

ST.GEORGE – A DIFFERENTIATED INVESTMENT

35

Watch words in our dealings with customers, staff, investors and the community

- Consistent
- Transparent
- Straightforward
- Delivery
- Trust
- Respect

36

st.george

The material in this presentation is general background information about the Bank's activities current at the date of the presentation. It is information given in summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an *investment is appropriate.*

For further information visit

www.stgeorge.com.au

or contact

Jeremy Griffith
General Manager Corporate Relations
Ph: +61 2 9236 1328
Mb: +61 411 259 432
Email: griffithj@stgeorge.com.au

To: Companies Announcements
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Pages (Includes this page):	2
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**St.George Bank Annual General Meeting - Resolutions Passed**
Date Sent:	19 December, 2003

St.George Bank Limited 2003 Annual General Meeting
Friday 19 December 2003

St.George Bank Limited advises that at its Annual General Meeting held on 19 December 2003 the following resolutions were passed on a show of hands at the meeting:

2. (a) To re-elect Mr L F Bleasel as a director.
   (b) To re-elect Mr P D R Isherwood as a director.
   (c) To re-elect Mr G J Reaney as a director.

3. To increase Non-Executive Directors' Remuneration

4. To amend the Bank's constitution – Non-Executive Directors' Retirement Allowances

DETAILS OF PROXY VOTES FOR ALL RESOLUTIONS

Item No	"For" Votes	"Against" Votes	"Open" Votes	"Abstain" Votes
2(a)	185,777,346	1,349,242	21,368,085	1,059,350
2(b)	184,622,205	1,432,886	21,417,650	2,081,461
2(c)	185,854,425	1,189,035	21,406,977	1,091,788
3	166,189,421	21,523,566	13,613,730	1,906,329
4	174,459,711	12,416,089	13,714,957	2,359,957

Michael Bowan
General Counsel and Secretary

Chairman's Remarks
Annual General Meeting – 19 December 2003

It is a great pleasure to report to shareholders at this Annual Meeting. The Bank has had an outstanding year and this reflects credibly on the Managing Director, her executive team and all the staff of St.George.

The profit after tax and available to ordinary shareholders was $606 million, representing an increase of 64%. There were no significant items this year. Last year's result included significant items and when they are excluded, a more appropriate measure of the Bank's operating performance was an increase of 20% over last year.

The Managing Director, Mrs Gail Kelly, will cover the details of the performance during her remarks.

The result allowed the Directors to again increase the final dividend to 50 cents per ordinary share, fully franked and will be paid today. The full year dividend of 95 cents represents an increase of just short of 19% compared to last year's total dividend of 80 cents.

It is the intention of the Directors to maintain the payout ratio at around the current level, subject to continuing performance of the Bank.

As indicated in the Concise Annual Report, the Dividend Reinvestment Plan will continue with similar arrangements to last year.

Chairman's Remarks
Annual General Meeting – 19 December 2003

The Dividend Reinvestment Plan is but a part of the Bank's capital management arrangements. During the year, $114 million of additional capital was raised through the issue of 5.8 million ordinary shares to shareholders who elected to participate in the Plan.

Other capital management activity included two securitisations of residential loan receivables for US$2.5 billion. In addition, two subordinated debt issues were undertaken: a domestic issue of $250 million and a US$400 million issue in the United States, the latter was closed just after the conclusion of the financial year.

The Bank's capital ratios are being maintained at an acceptable level and within the Bank's targeted range.

Shareholders have been receiving regular updates on the progress of litigation in the Federal Court between the Australian Taxation office and the Bank acting on behalf of affected shareholders.

As of today, there is no further progress to report. The decision from proceedings held on 30 and 31 October, 2003 remains pending.

The litigation concerns certain rulings by the Tax Office on Sell Back Rights issued by the Bank in February, 2001. The Bank had indicated that it would continue to contest the matter, so long as there continued to be a strong prospect of obtaining a satisfactory outcome.

Chairman's Remarks
Annual General Meeting – 19 December 2003

There is no change to the Bank's assessment or intention.

Shareholders should be made aware of two areas of regulatory change affecting the industry.

The first relates to prospective changes to accounting practices to conform to agreed international standards. The requirement to conform to accounting standards as issued from time to time has the force of the law in Australia.

Changes to be introduced in 2006 will impact the reporting of the Bank's profit. While preparations for the adoption of International Accounting Standards are already in train, some of the requirements are still to be finalised. Explanations of the impact of all the changes will be provided before the new reporting regime is implemented.

One area of current review is the treatment of securitised loans. The Bank is an active participant in the housing loan securitisation market. This means that the Bank has been able to increase its housing loan business while reducing the need to call on shareholders to subscribe additional capital to support the growth.

This is achieved by the Bank securitising loans, that is, selling the loans to investors and not maintaining the loans on the Bank's statement of financial position or balance sheet.

In Australia, the Banks have formed certain structures which have the support of the regulator, ratings agencies and are backed by disciplined accounting standards, which achieve a "clean sale" of the loans.

As they are currently drafted, the International Accounting Standards would require all the securitised loans to come back on the Bank's balance sheet. St.George and other industry partipants have been discussing this issue with our regulator, APRA, and expect all existing transactions will retain regulatory capital relief. We are hopeful that new transactions will also continue to receive regulatory capital relief.

In addition, it is likely that, subject to the Directors being satisfied with the valuation of goodwill on the balance sheet, International Accounting Standards will not require the amortisation of goodwill each year and the Bank's reported profits will, therefore, be higher.

The other development looming on the horizon for St.George is proposed changes to the calculation of the amount of capital to be maintained by the Bank to satisfy minimum requirements of the regulator.

In the late eighties, the central banks around the world agreed to regulate their domestic banks by imposing minimum levels of capital to be maintained. This was done by classifying the Bank's loans by various degrees of risk. Housing loans, by way of illustration, were assessed at a weighting of 50%, subject to certain rules, while a business loan was assessed at 100%.

The amount of capital to be maintained by the Bank was then calculated on the total of risk adjusted assets or loans on the balance sheet.

From 2007, the regulator will have concern not only for the quality of the Bank's loans, but also for the risks associated with the overall operations of the Bank.

When the new arrangements are implemented, the regulator will require the Bank to measure its degree of risk, both with respect to risks associated with the array of loans for customers and all other operating risks. The form of calculation and measurement of risk will be required to be far more rigorous than previously.

While I have mentioned these two matters in brief form today, my primary purpose is to assure shareholders that the management of the Bank has dedicated resources to the considerable preliminary work involved and is receiving appropriate external and expert advice. Regular reports are also provided by management to the Audit and Compliance Committee, the Risk Management Committee and the Board.

Throughout the year, there have been wide discussions on corporate behaviour, in particular the performance of Directors and senior management and the subject of corporate governance generally.

The Australian Stock Exchange, the Australian Securities and Investments Commission and the Australian Government have all issued various regulations and guidelines to companies to improve overall accountability and governance.

Chairman's Remarks
Annual General Meeting – 19 December 2003

In the Concise Annual Report, the Directors have set out on pages 36 through to 39, the Bank's Corporate Governance Statement. The Statement outlines the Directors' policies, principles and practices used to manage the Bank's affairs on behalf of shareholders.

The Directors support fully the move to strengthen governance throughout corporate Australia. While there has been debate on some of the detail of various regulations and guidelines, the Directors believe there is sufficient fexibility for the Bank to adhere to requirements promptly in the interests of all shareholders.

Guidelines issued by the Australian Stock Exchange on corporate governance, for instance, although not required until 2004, have been implemented by the Board this year.

What is disappointing to note, however, is that certain market participants, including institutions which seek to impose formal requirements on the Bank, insist on being overly prescriptive with the management of corporate governance.

In the Directors' view, the concept of "one size fits all" is totally inappropriate for a corporate sector which consists of companies of a wide variety of size, complexity and experience.

Some of the definitions of independence, which deem a director not to be independent because of tenure, lack any sense of reality. One participating institution even goes as

far as to refer to directors who have served ten years on the Board as "affiliated" directors as if they act in a part time capacity and would not represent shareholders' interests in a proper manner. One other participant has suggested that no director can be regarded as independent if they have served on a board for a period in excess of ten years.

Your Directors are not aware of any documented evidence that suggests that a director's perspective, judgement or independence are in any way diminished or compromised by remaining on a board in excess of ten years.

Shareholders should be concerned that their boards are not adhering blindly to rules of independence simply for the sake of corporate governance rather than developing a range and depth of relevant skills among their directors for greater impact.

Furthermore, shareholders should be wary of any market participant who seeks to introduce inflexible and prescriptive rules that have the effect of disenfranchising shareholders of their rights to govern the company, including the appointment of directors in accordance with their wishes.

In the interests of informed shareholder involvement, your Directors encourage all shareholders to use the forum of the Annual and Half Yearly Meetings to ask questions or raise issues of concern or doubt. We also have a policy to respond to shareholders' correspondence or emails as quickly as practicable should that form of communication be required. Regular briefings to the professional market are lodged

with the Australian Stock Exchange and posted on the Bank's website as a matter of practice.

The Australian economy is growing strongly, assisted by the continuing recovery of the drought and improving economic conditions overseas. Housing has been particularly strong and asset values have increased substantially in most Australian cities.

The Reserve Bank has moved twice to increase interest rates to moderate monetary stimulus in the economy.

St.George's strategy of organic growth positions the Bank well in this environment. In her address, Mrs Kelly will outline the key elements of this strategy which is facilitating profitable growth at levels greater than that of our major competitors.

Accordingly, the Directors maintain their confidence that the underlying momentum of business growth in the Bank will continue. Performance for the two completed months of this financial year has met expectations and targeted earnings per share growth for the year of 10 to 11 percent and double digit for 2005 remain current.

There was one change to the Board during this year. Mr John Mallick who was the Deputy Chairman, retired at mid year. He was a hardworking and diligent member of the Board and his services will be missed. It is the intention of the Directors to appoint an additional Director.

ST.GEORGE BANK

Annual General Meeting

19 December 2003

Frank Conroy
Chairman

st.george

PROFIT RESULT

2

	Sep 2003	Sep 2002	% Change
Profit Before Sig. Items	$606m	$505m	20
Profit After Sig. Items	$606m	$369m	64
Dividend	95 cents	80 cents	19

DIVIDEND PAYMENTS

3


100
0
Cents
52
55
65
80
95
1999
2000
2001
2002
2003

Total annual dividend increased by almost 19% last financial year

SHAREHOLDER ISSUES

4

- **Sell Back Rights**
- **Industry Developments**
- **Corporate Governance**

FILE NO. 82-3809

ECONOMY AND PROSPECTS

- Targeted earnings per share growth for the year of 10 – 11 per cent
- Double digit growth for 2005
- Currently on track to deliver these results

ASIC

Australian Securities & Investments Commission

04 JAN -5 PM 7:21

Change to company details

Form 484 — Corporations Act 2001

Section C

Section C may be lodged independently if no changes are to be notified via Sections A or B.

Use this form to notify ASIC of:

C1 **Change to share structure table**
C2 **Issue of shares**
C3 **Cancellation of shares**
C4 **Changes to members' register**

Related Forms
484 A - change of address, name (officeholders or members), details (ultimate holding company)
484 B - appoint/cease officeholder, change special purpose company status

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Company name

ST. GEORGE BANK LIMITED

ACN/ ABN

92 055 513 070

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide a full title for the shares.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Continues on next page...

Sections to complete

Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed).

Completion of this table is optional.

	C1 - Change to share structure table	C2 - Issue of shares	C3 - Cancellation of shares	C4 - Change to members register
Issue of shares				
☐ Proprietary company	✓	✓	Not required	✓
Public company				
☐ if in response to the Annual company statement	✓	✓	Not required	✓
☒ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	✓	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	✓	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205.

C1 Change to share structure table

Where the share class has changed (eg. as a result of the issue or cancellation or shares), please show the updated details for this share class in the table below. Details of share classes that have not changed are not required here.

Share class code	Full title if not standard	Total number issued	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occured

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	1883	NIL	

Earliest date of change

Please indicate the earliest date that any of the above changes occured

0 8 / 1 2 / 0 3
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes** (if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.)

☒ **No** (if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.)

C3 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**
- ☐ Redeemed out of profits
- ☐ Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A - S.256E**
- ☐ Single shareholder company
- ☐ Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — **ss.257H(3)**
- ☐ Minimum holding buy-back only
- ☐ Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

☐ Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**
- ☐ Under section 651C, 724(2), 737 or 738
- ☐ Under section 1325A (court order)

☐ **Other**

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)

Earliest date of change

Please indicate the earliest date that any of the above changes occured

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B).
- If shares are jointly owned, provide names and addresses of all joint - owners on a separate sheet, clearly indicating the share class and with whom the shares are jointly owned.

Please complete a separate section below for each member

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

The changes are

Share class code	*Shares increased by . . . (number)*	*Shares decreased by . . . (number)*	*Number now held*	*Total $ paid on these shares*	*Total $ unpaid on these shares*	*Fully paid (y/n)*	*Beneficially held (y/n)*	*Top 20 member (y/n)*

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Date of entry of member's name in register
(New members only)

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

C4 Continued... **Further changes to the register of members**

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name
Given names

OR

☐ Company name

ACN/ ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City
State/Territory

Postcode
Country (if not Australia)

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
[D D] / [M M] / [Y Y]

Date of entry of member's name in register
(New members only)

Date
[D D] / [M M] / [Y Y]

C4 Continued... **Further changes to the register of members**

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name ____ Given names ____

OR

☐ Company name ____

ACN/ ARBN/ ABN ____

Office, unit, level, or PO Box number ____

Street number and Street name ____

Suburb/City ____ State/Territory ____

Postcode ____ Country (*if not Australia*) ____

The changes are

Share class code	Shares increased by . . . (number)	Shares decreased by . . . (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Date of entry of member's name in register
(New members only)

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

C4 Continued... **Further changes to the register of members**

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Date of entry of member's name in register
(New members only)

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this form is true and complete

Name

MICHAEL BOWAN

Capacity

☐ Director

☒ Company secretary

Signature

Date signed

22 / 12 / 03
[D D] [M M] [Y Y]

Lodging party details

Please notify the registered agent details (if applicable) and to whom queries about this form should be directed.

Registered Agent details
If this form is being lodged by an ASIC registered agent, please complete agent name and number

ASIC registered agent name

ST. GEORGE BANK LIMITED

ASIC registered agent number

14475

Queries about this form
You can nominate an officeholder, lodging party or ASIC registered agent

If there is a query regarding this form, ASIC should contact (Choose one of the following)

☐ Signatory above

☐ ASIC registered agent above

☒ Name of lodging party

ELEANOR HUTTON

Office, unit, level, or PO Box number

LEVEL 8

Street number and Street name

182 GEORGE STREET

Suburb/City

SYDNEY

State/Territory

NSW

Postcode

2000

Country (if not Australia)

DX Number

DX City/suburb

Telephone Number

02 9236

Mail

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

For help or more information

Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au/easylodge

ASIC registered agent number 14475

lodging party or agent name ST. GEORGE BANK LIMITED

office, level, building name **or** PO Box no.

street number & name

suburb/city state/territory postcode

telephone ( )

facsimile ( )

DX number suburb/city

A BARCODE IS NOT REQUIRED ON THIS DOCUMENT

ASS. CASH. PROC. REQ-A REQ-P

Australian Securities & Investments Commission

Notification of

details of shares issued other than for cash

form **208**

Corporations Act 2001
117(2), 163(3), 254X(1), 601BC(2)

company name ST. GEORGE BANK LIMITED

A.C.N. 92 055 513 070

Details of the shares issued

class code	total number of shares issued	date of issue (d/m/y)
ORD	1,822	8/12/2003
ORD	61	20/12/2003

class code	total number of shares issued	date of issue (d/m/y)

class code	total number of shares issued	date of issue (d/m/y)

Details of the issue

(Tick the boxes which apply and fill in the details required.)

☐ **The issue was made under a contract not reduced to writing.**

date of the contract (d/m/y) / /

parties to the contract

nature of the contract

☐ **The issue was made under written contract.**

date of the contract (d/m/y) / /

parties to the contract

nature of the contract

☐ **The issue was made under a provision in the company's constitution / replaceable rules.**

relevant clauses in constitution **and/or** replaceable rules

☐ **The issue was made in satisfaction of a dividend declared in favour of, but not payable in cash to the shareholders.**

or

☐ **The issue was made by using an account or reserve to pay up, or partly pay up, unissued shares to which the shareholders have become entitled.**

date of relevant resolution or authority (d/m/y) / /

summary of the provisions of the relevant resolution or other authority

☐ **The issue was made in satisfaction or part satisfaction of the purchase price of property.**

details of the property:

amount paid in cash	$
amount deemed as paid in shares issued	$
amount of debt released or liabilities assumed (including mortgages on the property)	$
TOTAL purchase price	**$**

☒ **The issue was made in consideration of services rendered or any other consideration not mentioned above.**

details: THE SHARES WERE ISSUED TO ST.GEORGE BANK LIMITED STAFF UNDER THE TERMS OF THE EXECUTIVE PERFORMANCE SHARE PLAN APPROVED BY SHAREHOLDERS AT THE ST.GEORGE BANK LIMITED ANNUAL GENERAL MEETING, HELD ON 3 FEBRUARY 1998.

Signature

I certify that the information in this form is true and complete.

print name MICHAEL BOWAN capacity SECRETARY

sign here [signature]

22/12/03.

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins